SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) 1
                       Prodigy Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                                          (Title of Class of Securities)

                                  74283 P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
--------------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    74283 P 10 7
-------------------------




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Carlos Slim Helu

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|

                                                       (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC (See Item 3)

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    40,809,411 Shares (See Item 5(a) and 5(b))
    SHARES     -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    (See Item 5(a) and 5(b))
 OWNED BY      -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
EACH REPORTING
                    40,809,411 Shares (See Item 5(a) and 5(d))
    PERSON     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
     WITH
                    (See Item 5(a) and 5(d))

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,809,411 Shares (See Item 5(a))

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.5% (See Item 5(a))(1)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
(1) Based on 65,308,667 shares outstanding, which includes 60,490,377 shares outstanding upon consummation of the Company's initial public offering (including the exercise of the underwriters' overallotment option) and 2,409,145 shares issuable to each of Sears, Roebuck and Co. and IBM upon exercise of their respective warrants in connection with the initial public offering.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    74283 P 10 7
-------------------------




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Carso Global Telecom, S.A. de C.V.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|

                                                       (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC

     (See Item 3)

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    40,809,411 Shares (See Item 5(a) and 5(b))
    SHARES     -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    (See Item 5(a) and 5(b))
 OWNED BY      -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
EACH REPORTING
                    40,809,411 Shares (See Item 5(a) and 5(d))
    PERSON     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
     WITH
                    (See Item 5(a) and 5(d))

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,809,411 Shares (See Item 5(a))

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.5% (See Item 5(a))(1)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

    CO, HC

--------------------------------------------------------------------------------

(1) Based on 65,308,667 shares outstanding, which includes 60,490,377 shares outstanding upon consummation of the Company's initial public offering (including the exercise of the underwriters' overallotment option) and 2,409,145 shares issuable to each of Sears, Roebuck and Co. and IBM upon exercise of their respective warrants in connection with the initial public offering.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    74283 P 10 7
-------------------------




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Telefonos de Mexico, S.A. de C.V. ("Telmex")

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|

                                                       (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC (See Item 3)

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    11,412,500 Shares (See Item 5(a) and 5(b))
    SHARES     -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    (See Item 5(a) and 5(b))
 OWNED BY      -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
EACH REPORTING
                    11,412,500 Shares (See Item 5(a) and 5(d))
    PERSON     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
     WITH
                    (See Item 5(a) and 5(d))

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,412,500 Shares (See Item 5(a))

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.5% (See Item 5(a))(1)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, HC

--------------------------------------------------------------------------------

(1) Based on 65,308,667 shares outstanding, which includes 60,490,377 shares outstanding upon consummation of the Company's initial public offering (including the exercise of the underwriters' overallotment option) and 2,409,145 shares issuable to each of Sears, Roebuck and Co. and IBM upon exercise of their respective warrant in connection with the initial public offering.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This statement relates to shares of common stock, $.01 par value per share, (the "Shares") of Prodigy Communications Corporation (the "Company"). The address and principal executive offices of the Company is: 44 South Broadway, White Plains, New York 10601.

Item 2. Identity and Background

     This Statement is filed, pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

     (1) Mr. Carlos Slim Helu, a Mexican citizen, is filing for himself and on behalf of members of his immediate family who own securities of the Company as described herein. His business address is Parque Via 190, Colonia Cuauhtemoc, 06599, Mexico, D.F., Mexico. His present principal occupation or employment is Chairman of Telefonos de Mexico, S.A. de C.V. ("Telmex") and Carso Global Telecom, S.A. de C.V. ("CGT").

          Mr. Slim owns voting and economic interests in a trust, which owns a majority of the outstanding voting equity securities of CGT. CGT may be deemed to control Telmex through the regular-voting shares of Telmex that it owns directly as well as through its interest in a trust (the "Control Trust") that owns all of the outstanding Series AA shares, without par value ("AA Shares"), of Telmex. The principal beneficiaries of the Control Trust are CGT, which owns a 45.0% economic and voting interest in the trust, SBC Communications, Inc., which owns a 24.5% economic and voting interest in the trust, and France Telecom, which owns a 24.5% economic and voting interest in the trust. Under the terms of the Control Trust, the trustee must vote all shares held in the Control Trust as instructed by a simple majority of the members of a technical committee appointed by the trust's beneficiaries (except in the case of certain significant corporate matters). The Control Trust entitles CGT to appoint a majority of the members of such technical committee; therefore, CGT may be deemed to control the Control Trust.

          Through its ownership of all the outstanding AA Shares, the Control Trust owns a majority of Telmex's outstanding regular voting equity securities. Therefore, through the Control Trust, CGT may be deemed to control Telmex. Accordingly, Mr. Slim and members of his immediate family may be deemed to indirectly beneficially own all other securities owned by the other Reporting Persons.

     (2) CGT is a corporation organized in Mexico. CGT is a holding company with interests in the Company and other telecommunications and media companies. The address of CGT's principal business and office is Insurgentes Sur 1500, Colonia Pena Pobre, Tlalpan, Mexico D.F., 14060.

     (3) Telefonos de Mexico, S.A. de C.V. ("Telmex") is the leading provider of local and long distance telephone services in Mexico. The Shares beneficially owned directly by Telmex are held by Sercotel, S.A. de C.V., a wholly-owned subsidiary of Telmex. Telmex's address is Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico.

          The names, addresses, occupations and citizenship of executive officers and directors of each of Telmex and CGT are set forth in
          Schedule I hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

          Telmex purchased 2,000,000 Shares at an aggregate cost of $30 million on February 17, 1999 in connection with the Company's initial public offering (the "Telmex Purchase"). The funds used to consummate the Telmex Purchase were obtained from the working capital of Telmex.

Item 4. Purpose of Transaction

          The Telmex Purchase was made for investment purposes and to minimize the dilution to the Reporting Persons resulting from the Company's initial public offering (the "Prodigy IPO"). All other shares beneficially owned, directly or indirectly, by Mr. Slim, CGT and Telmex were acquired prior to the Prodigy IPO.

          Based on their beneficial ownership of a majority of the Shares, the Reporting Persons may be deemed to control the Company. The Shares owned by the Reporting Persons were acquired and are held primarily for investment purposes.

          Depending upon general market and economic conditions affecting the Company and the Shares, the Reporting Persons may purchase or sell Shares from time to time in open market and/or private transactions.

          Except as set forth above, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons have, as of the date hereof, the following interests in the Shares of the Company:

                                           Number            % of Class
                                           ------            ----------
Mr. Carlos Slim Helu(1)............      40,809,411              62.5%
CGT(2).............................      40,809,411              62.5%
Telmex.............................      11,412,500              17.5%

--------------------------------------------------------------------------------

(1)  These Shares are beneficially owned through CGT and Telmex.


(2)  Includes Shares beneficially owned through Telmex.


     (b) Because Mr. Slim and members of his immediate family may be deemed to control CGT and Telmex, Mr. Slim may be deemed to have the power to vote, or to direct the voting of, any Shares of the Company owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the Shares.

     (c) The only transaction effected in the last 60 days by the Reporting Persons is the Telmex Purchase, as described in Item 3.

     (d) Because Mr. Slim and members of his immediate family may be deemed to control CGT and Telmex, Mr. Slim may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares of the Company owned by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of Shares owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to Shares of the Company.

Item 7. Material To Be Filed as Exhibits

     1. Powers of Attorney

     2. Joint Filing Agreement

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                       CARSO GLOBAL TELECOM, S.A. de C.V.

        Insurgentes Sur 1500 Col. Pena Pobre Tlalpan, Mexico, D.F., 14060

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Carlos Slim Helu (Director and Chairman of the Board)           Chairman of the Board of the Company, CGT and
                                                                Telmex
Isidoro Ambe Attar (Director)                                   Sales Director of Telmex

Fernando G. Chico Pardo (Director)                              President of Promecap, S.C.

Jaime Chico Pardo (Director)                                    CEO of Telmex

Arturo Elias Ayub (Director)                                    Regulatory Officer of Telmex

Claudio X. Gonzalez Laporte (Director)                          CEO and Chairman of the Board of Kimberly Clark
                                                                de Mexico

Humberto Gutierrez-Olvera Zubizarreta (Director)                CEO of Condumex

Daniel Hajj Aboumrad (Director)                                 CEO of Radio Movil Dipsa, S.A. de C.V.

Alfredo Sanchez Alcantara (Director)                            President of Consorcio Red Uno, S.A. de C.V.

Gerardo Sanchez Alcantara (Director)                            Private Investor

Carlos Slim Domit (Director)                                    President of Grupo Carso, S.A. de C.V.

Marco A. Slim Domit (Director)                                  President of Grupo Financiero Inbursa, S.A. de
                                                                C.V.
Patricio Slim Domit (Director)                                  President of Industrias Nacobre

Eduardo Valdes Acra (Director)                                  Vice-President of Grupo Financiero Inbursa, S.A.
                                                                de C.V.

Andres Vasquez del Mercado (Director)                           Marketing Director of the Company

                               EXECUTIVE OFFICERS
Name                                                            Position
----                                                            --------
Roberto Isaac Rodriguez Galvez                                  CEO

     All of the individuals listed below are citizens of Mexico, unless otherwise indicated. An asterisk (* ) indicates citizens of the United States, a cross (+) indicates citizens of France.

                        TELEFONOS DE MEXICO, S.A. de C.V.

         Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Carlos Slim Helu (Director and Chairman of the Board)           Chairman of the Board of the Company, CGT and
                                                                Telmex

David Antonio Ibarra Munoz (Director)                           Consultant

Claudio X. Gonzalez (Director)                                  President of the Board of Kimberly Clark de Mexico

Jaime Chico Pardo (Director)                                    CEO of Telmex

Antonio Cosio Arino (Director)                                  General Manager, Cia. Industrial De Tepeji Del
                                                                Rio, S.A. de C.V.

Amparo Espinosa Rugarcia (Director)                             Director, Centro de Documentacion y Estudios de
                                                                Mujeres, A.C.

Elmer Franco Macias (Director)                                  President and Director, Grupo Infra, S.A. de C.V.

Angel Losada Moreno (Director)                                  Executive Vice-President, Gigante, S.A. de C.V.

Romulo O'Farrill Jr. (Director)                                 Chairman and General Manager, Novedades Editores,
                                                                S.A. de C.V.

Juan Antonio Perez Simon (Director)                             Vice Chairman of the Board of Telmex

Bernardo Quintana Isaac (Director)                              Executive Vice-President, Empresas ICA Sociedad
                                                                Controladora, S.A. de C.V.

Carlos Slim Domit (Director)                                    General Manager, Sanborns Hnos., S.A.

John H. Atterbury III (Director)*                               President and CEO, SBC International Operations

Richard C. Dietz (Director)*                                    President, SBC International Inc. (Mexico)

Claude Benmussa (Director)+                                     Director of Accounting and Financial Control,
                                                                France Telecom/Resources

Pierre Fortin (Director)+                                       President, France Cable et Radio Mexico, S.A. de
                                                                C.V.

Michel Hirsch (Director)+                                       Director, International Affairs, France Telecom

J. Cliff Eason (Director)*                                      President, SBC International

Jean-Pierre Achouche (Director)+                                Director of Public Networks, France Cables et
                                                                Radio de Mexico

Thierry Zylberberg (Director)+                                  General Manager, France Cables et Radio de Mexico

Bernard Perillon (Director)+                                    CFO, France Cables et Radio de Mexico

                               EXECUTIVE OFFICERS
Name                                 Position
----                                 --------
Pedro Cerisola y Weber               Divisional Director, Metro West Region

Rafael Mendoza Ortiz                 Divisional Director, Metro East Region

Gerardo Leal Garza                   Divisional Director, Metro South Region

Jorge L. Suategui Esquivel           Divisional Director, Central Region

Jose M. Pacheco Gamboa               Divisional Director, Southeast Region

Javier Coca Muniz                    Divisional Director, Gulf-Pacific Region

Leopoldo Muro Pico                   Divisional Director, Western Region

Facundo Alonso Garcia                Divisional Director, Northeast Region

Raymundo Paulin Velasco              Divisional Director, Northwest Region

Miguel Angel Vera Garcia             Divisional Director, North Region

Isidoro Ambe Attar                   Director, Retail Marketing

B. Andres Vazquez del Mercado        Director, Residential Marketing

Arturo Elias Ayub                    Director, Commercial, Regulations and New
                                     Technologies

Roberto I. Rodriguez                 Director of International Markets

Eduardo Gomez Chibli                 Technical Director and Director of
                                     Long-Distance Services

Hector Slim Seade                    Director of Procurement

Oscar von Hauske Solis               Director of Systems and Procedures

J. Adolfo Cerezo Perez               Director of Finance and Administration

Javier Elguea Solis                  Director of Human Resources

Sergio Medina Noriega                General Counsel

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


         _________________________
         Carlos Slim Helu

                                                      By: /s/ EDUARDO VALDES
                                                          ------------------
                                                          Eduardo Valdes
                                                          Attorney-in-Fact
                                                          March 1, 1999
         _________________________
         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         _________________________
         By:
         Title:


         TELEFONOS DE MEXICO, S.A. DE C.V.

         _________________________
         By:
         Title:

                                  EXHIBIT INDEX

 Exhibit Number       Description                       Page Number
 --------------       -----------                       -----------

     1             Powers of Attorney                        16
     2             Joint Filing Agreement                    19

                                POWER OF ATTORNEY


     I, a beneficial holder of common stock, $0.01 par value per share (the "Securities") of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2003.


February 8, 1999              /s/ CARLOS SLIM HELU
                              ---------------------
                              Carlos Slim Helu

                                POWER OF ATTORNEY

     I, a beneficial holder of common stock, $0.01 par value per share (the "Securities") of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2003.

                       CARSO GLOBAL TELECOM, S.A. DE C.V.

February 8, 1999       /s/ CARLOS SLIM HELU
                       --------------------
                       By:    Carlos Slim Helu
                       Title: Chairman of the Board of Directors

                                POWER OF ATTORNEY

     I, a beneficial holder of common stock, $0.01 par value per share (the "Securities") of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2003.

                        TELEFONOS DE MEXICO, S.A. DE C.V.

February 8, 1999         /s/ ADOLFO CEREZO
                         ------------------
                         By:    Adolfo Cerezo

                             JOINT FILING AGREEMENT

     THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 8th day of February, 1999, by and between Mr. Carlos Slim Helu, Carso Global Telecom, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V..

     The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Form 3, 4 or 5 or Schedules 13D and Schedule 13G (the "Filings") and any and all amendments thereto and any other document relating thereto required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of Prodigy Communications Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.



         _________________________
         Carlos Slim Helu

                                                      By: /s/ EDUARDO VALDES
                                                          ------------------
                                                          Eduardo Valdes
                                                          Attorney-in-Fact
                                                          February 8, 1999
         _________________________
         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         _________________________
         By:
         Title:


         TELEFONOS DE MEXICO, S.A. DE C.V.

         _________________________
         By:
         Title: